TAG Oil Files Second Quarter 2008 Results

Vancouver, British Columbia – November 28, 2007 - Independent Canadian oil and gas production and exploration company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced today that the Company has filed its second quarter 2008 financial statements along with the accompanying management’s discussion and analysis as required pursuant to National Instruments 51-101 and 51-102. Copies of these documents can be obtained electronically through the SEDAR system at www.sedar.com or through the Company’s website at www.tagoil.com.

Summary of selected financial information:
TAG started the 2008 fiscal year with $13.43 million in cash and cash equivalents and ended the second quarter with $6.9 million at September 30, 2007 with the decrease in cash for the quarter resulting materially from capital expenditures related to the Cheal oil field. Shareholders’ equity at quarter end was $38.6 million (March 31, 2007: $40.13 million).

During the second quarter, the Cheal oil field produced 41,612 barrels of oil gross (6 months: 77,226) with 33,009 barrels of oil gross (6 months: 68,939 barrels) being sold to September 30, 2007. TAG’s interest in the field is 30.5%.

Currently production is limited to approximately 360 barrels per day utilizing the two A site wells as the B site wells remain shut-in until approximately December 15, 2007 when the permanent tie-in of these wells to the Cheal Production Station is expected to be completed.

The loss recorded for the quarter was $673,384 ($0.01 per share) (6 months: $1,585,597) ($0.02 per share) and included production revenue of $789,655 (6 months: $1,683,154) and production costs and royalties amounting to $302,547 and $45,918 (6 months: $564,135 and $86,656), respectively. Significant contributors to the loss to date included a foreign exchange loss of $633,645 (6 months: $1,184,889) related primarily to fluctuations of currency on hand and general exploration costs of $51,370 (6 months: $392,180) that relate to the costs of certain exploration permits that were written-off during the 2007 fiscal year.

Commenting on the quarterly results Garth Johnson, Chief Executive Officer, said: “We are looking forward to the completion of the tie-in of the Cheal B wells to the Cheal Production Station in December that will allow for stable production rates and cash flow that will enable the joint venture to prepare to drill additional wells at Cheal and maximizing the production capabilities of the field. Having said that, we are approaching the go-forward Cheal operations cautiously due to costs to drill and the challenges that we have faced at Cheal, inclusive of the A site casing leaks that have been fixed using an interim solution.”

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration and production company with international operations in the Taranaki and East Coast Basins of New Zealand.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:
Garth Johnson
gje@tagoil.com
604-609-3350

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